UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

ZIPREALTY, INC.

(Name of Subject Company — Issuer)

HONEYCOMB ACQUISITION, INC.

REALOGY GROUP LLC

(Names of Filing Persons — Offerors)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

98974V107

(CUSIP Number of Class of Securities)

Marilyn J. Wasser

Executive Vice President and

General Counsel

Realogy Group LLC

175 Park Avenue

Madison, NJ 07940

(973) 407-5370

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Barbara L. Becker

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, NY 10166

(212) 351-4035

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$166,174,086.15	$21,403.22
*	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by adding (1) 21,832,783 shares of common stock of ZipRealty, Inc. (“ZipRealty”), par value 0.001 per share (the “Shares”), multiplied by the offer price of $6.75 per Share and (ii) 5,095,610 Shares issuable pursuant to outstanding options with an exercise price less than the offer price of $6.75 per Share, multiplied by $3.69, which is the offer price of $6.75 per Share minus the weighted average exercise price for such options of $3.06 per Share. The calculation of the transaction value is based on information provided by ZipRealty as of July 14, 2014.
**	The filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2014, issued August 30, 2013, by multiplying the transaction valuation by 0.0001288.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $21,403.22	Filing Party: Realogy Group LLC and Honeycomb Acquisition, Inc.
Form or Registration No.: Schedule TO	Date Filed: July 16, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☒	third party tender offer subject to Rule 14d-l
☐	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 16, 2014 (the “Schedule TO”) and relates to the offer by Honeycomb Acquisition, Inc. (“Purchaser”), a Delaware corporation and a wholly-owned indirect subsidiary of Realogy Group LLC (“Realogy”), to purchase all outstanding shares of common stock, par value $0.001 per share (individually, a “Share” and collectively, the “Shares”), of ZipRealty, Inc. (“ZipRealty”), for $6.75 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 16, 2014 (together with any amendments and supplements thereto, the “Offer to Purchase”), and the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO. Capitalized terms used and not otherwise defined in this Amendment No. 1shall have the meanings ascribed to such terms in the Offer to Purchase.

This Amendment No. 1 is being filed to amend and supplement Item 11 and the Offer to Purchase as reflected below.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented as set forth below:

Section 16 of the Offer to Purchase titled “Certain Legal Matters; Regulatory Approvals” is hereby amended and supplemented by adding the following after the last sentence thereof:

“Litigation. On July 22, 2014, a purported class action lawsuit was filed by Veronica Masseo, on behalf of herself and all similarly situated ZipRealty stockholders, in the Superior Court of the State of California for the County of Alameda, captioned Masseo v. ZipRealty, Inc. et al., against ZipRealty, Realogy, Purchaser and members of the ZipRealty Board, challenging the proposed acquisition of the shares of ZipRealty by Realogy through Purchaser (the “Proposed Transaction”). The lawsuit claims, among other things, that the members of ZipRealty Board breached their fiduciary duties by allegedly failing to maximize stockholder value in connection with the Proposed Transaction, by agreeing to allegedly preclusive deal protection measures and by omitting allegedly material information from ZipRealty’s Schedule 14D-9. The lawsuit further claims that ZipRealty, Realogy and Purchaser aided and abetted these alleged breaches of fiduciary duties. The lawsuit seeks class certification, preliminary and permanent injunctions prohibiting the consummation of the Proposed Transaction, a declaration that members of the ZipRealty Board have breached their fiduciary duties, costs and disbursements and any other equitable relief the Court may deem just and proper.

Also, on July 22, 2014, a purported class action lawsuit was filed by Fundamental Partners, on behalf of itself and all similarly situated ZipRealty stockholders, in the Superior Court of the State of California for the County of Alameda, captioned Fundamental Partners v. Baker et al., against ZipRealty, Realogy Holdings Corp., Realogy, Purchaser and members of the ZipRealty Board, challenging the defendants’ actions in causing ZipRealty to enter into the Merger Agreement and in omitting certain information from Schedule 14D-9 and Schedule TO. The lawsuit claims, among other things, that members of the ZipRealty Board breached their fiduciary duties by engaging in an allegedly unfair process for exploring strategic alternatives. In addition, the lawsuit claims that ZipRealty and members of the ZipRealty Board breached their fiduciary duties by omitting allegedly material information from ZipRealty’s Schedule 14D-9. The lawsuit also claims that Realogy Holdings Corp., Realogy and Purchaser breached their fiduciary duties by omitting allegedly material facts from Realogy and Purchaser’s Schedule TO. Finally, the lawsuit claims that ZipRealty, Realogy Holdings Corp., Realogy and Purchaser aided and abetted the alleged breaches by members of the ZipRealty Board of their fiduciary duties. The lawsuit seeks class certification, a declaration that the defendants breached their fiduciary duties, an injunction prohibiting the consummation of the Merger Agreement until the trial is conducted or corrective disclosures are made, compensatory and/or rescissory damages, interest, attorney’s fees, expert’s fees and other costs and any other relief the Court may deem just and proper.

On July 23, 2014, ZipRealty, Realogy Holdings Corp., Realogy and Purchaser received notice that the law firm of Levi & Korsinsky LLP is preparing to file a putative class action suit in the Court of Chancery for the State of Delaware challenging the Proposed Transaction.

Realogy and Purchaser believe that each of these lawsuits is without merit and intend to vigorously defend against the claims against them. There can be no assurances, however, with regard to the outcome of any of these lawsuits.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Honeycomb Acquisition, Inc.

By:	/s/ Anthony E. Hull
Name:	Anthony E. Hull
Title:	Executive Vice President and
Treasurer

Realogy Group LLC

By:	/s/ Anthony E. Hull
Name:	Anthony E. Hull
Title:	Executive Vice President,
Chief Financial Officer and Treasurer

Date: July 25, 2014

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated July 16, 2014*

(a)(1)(B)	Letter of Transmittal*

(a)(1)(C)	Notice of Guaranteed Delivery*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Summary Advertisement as published in the New York Times on July 16, 2014*

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)	Joint Press Release issued by Realogy Holdings Corp. and ZipRealty, Inc., dated as of July 15, 2014 (incorporated by reference from Exhibit 99.2 to Realogy Holdings Corp. and Realogy Group LLC’s Current Report on Form 8-K filed on July 15, 2014)*

(a)(5)(B)	Investor Presentation of July 15, 2014 Realogy Investor call (incorporated by reference from Exhibit 99.1 to Realogy Group LLC’s Schedule TO-C filed on July 15, 2014)*

(a)(5)(C)	Investor Script of July 15, 2014 Realogy Investor call (incorporated by reference from Exhibit 99.2 to Realogy Group LLC’s Schedule TO-C filed on July 15, 2014)*

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of July 15, 2014, by and among Realogy Group LLC, Honeycomb Acquisition, Inc. and ZipRealty, Inc. (incorporated by reference from Exhibit 2.1 to Realogy Holdings Corp. and Realogy Group LLC’s Current Report on Form 8-K filed on July 15, 2014)*

(d)(2)	Tender and Voting Agreement, dated as of July 15, 2014, by and among Realogy Group LLC, Honeycomb Acquisition, Inc., ZipRealty, Inc. and certain stockholders of ZipRealty, Inc. (incorporated by reference from Exhibit 99.1 to Realogy Holdings Corp. and Realogy Group LLC’s Current Report on Form 8-K filed on July 15, 2014)*

(g)	Not applicable

(h)	Not applicable

*	Previously filed.